FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of June 2004.

Total number of pages: 20

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Concerning the Determination of the Conditions on Offering and Sale of Our Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on June 9, 2004, in Kyoto, Japan

Notice Concerning the Determination of the

Conditions on Offering and Sale of Our Shares

Nidec Corporation ("the Company") has determined the offering price, and sale price etc. in connection with the issuance of new shares and the secondary offering of existing shares, which was approved at a meeting of board of the directors held on Friday May 28, 2004, as follows.

1. Offering of Newly Issued Shares
1. Offering Price	11,041 Japanese Yen per Share
2. Total Amount at Offering Price	55,205,000,000 Japanese Yen
3. Issue Price	10,704.70 Japanese Yen per Share
4. Total Amount at Issue Price	53,523,500,000 Japanese Yen
5. Portion of Issue Price not to be Accounted to Stated Capital	5,351.70 Japanese Yen per Share
6. Subscription Period	The Subscription Period shall be from Thursday, June 10, 2004 to Monday, June 14, 2004.
7. Payment Date	Thursday, June 17, 2004
(Note) Underwriters shall purchase the Company’s shares of common stock at the issue price and offer them at the offering price.

2. Secondary Offering of the Shares (Over-Allotments) See Appendix Note 2.
1. Number of Shares to be Sold	750,000 Shares
2. Sales Price	11,041 Japanese Yen per Share
3. Total Amount at Sales Price	8,280,750,000 Japanese Yen
4. Selling Period	The selling period shall be from Thursday, June 10, 2004 to Monday, June 14, 2004
5. Share Certificate Delivery Date	Friday, June 18, 2004

3. Issuance of New Shares by Allocation to a Third Party. See Appendix Note 3.
1. Issue Price	10,704.70 Japanese Yen per Share
2. Total amount at Issue Price(Max)	8,028,525,000 Japanese Yen
3. Portion of Issue Price not to be Accounted to Stated Capital	5,351.70 Japanese Yen per Share
4. Subscription Period	Wednesday, July 14, 2004
5. Payment Date	Thursday, July 15, 2004

Appendix

1. Calculation of Issue Price and Sales Price
1. Price calculation day; Price	Wednesday, June 9, 2004	11,210 Japanese Yen
2. Discount		1.51%

2. Secondary Offering upon exercise of over-allotment option

The sale of shares by over-allotment as stated in ‘2. Secondary Offering of the Shares (Over-Allotments)’ is the sale of 750,000 ordinary shares in the Company borrowed from its shareholders of the Company by Mitsubishi Securities Co., Ltd.

In regard to the sale of shares by over-allotment, in order to allow Mitsubishi Securities Co., Ltd. to acquire the number of shares necessary to return the stock borrowed by them from the Company’s shareholders (hereinafter "the borrowed shares"), the Company’s board of directors resolved at a meeting held on Friday, May 28, 2004  to make a third party allocation to Mitsubishi Securities Co., Ltd. of 750,000 ordinary shares in the Company by the third party allocation of new shares (hereinafter "this third party capital increase"), with a payment date of Thursday, July 15, 2004.

Further, from Tuesday, June 15, 2004 to Monday, July 12, 2004 (hereinafter "syndicate cover transaction period") Mitsubishi Securities Co., Ltd. may, for the purpose of returning the borrowed shares, purchase the Company’s ordinary shares (hereinafter "syndicate cover transaction") on the Osaka Securities Exchange up to an amount that does not exceed the number of shares in the sale of shares by over-allotment (750,000 shares). All shares purchased by Mitsubishi Securities Co., Ltd. in syndicate cover transactions must be used to return the borrowed shares. During the syndicate cover transaction period, by the decision of Mitsubishi Securities Co., Ltd. no syndicate cover transactions may take place, or syndicate cover transactions may be ended before reaching the number of shares involved in the sale of shares by over-allotment (750,000 shares).

Mitsubishi Securities Co., Ltd. may undertake stabilizing transaction operations along with the offering of newly issued shares and the secondary offering of shares by over-allotment, and all or some of the ordinary shares in the Company bought in these stabilizing transactions may be used to return the borrowed shares.

Mitsubishi Securities Co., Ltd. intends to purchase shares in this third party capital increase to the amount of the number of shares sold in the secondary offering of shares by over-allotment (750,000 shares) after subtracting the number of shares acquired in stabilizing transactions and/or syndicate cover transactions used for the return of borrowed shares. Therefore it may not apply for some or all of the shares issued in the third party capital increase, and as a result, by for feiture of rights, the number of shares issued in this third party capital increase may decrease to that extent or the issue itself may not take place at all.

3. Use of funds raised

(1) Use of funds raised in this capital raising

The approximate net amount of funds to be raised by this public offering of new shares and third party capital increase is expected to be a maximum of 61,222.02 million yen and the Company expects to use 2,649 million yen for capital expenditure, 38,351 million yen for investment in and financing of affiliated companies, and the remainder to repay borrowings. Further, our related companies expect to use these funds for capital expenditure.

Details of capital expenditure plans for the Company and group companies as of April 30, 2004 are as follows.

Company name	Address	Business segment	Contents of fixed assets	Amount (\ million)	Paid (\ million)	Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Corporation	Kyoto, Japan	Small precision motors, mid-size motors, machinery and others	Research and sales facilities for small precision DC motors and mid-size motors	2,696	47	Increase in capital stock	Start: Oct., 2003 Completion: May, 2005	-
Nidec Electronics (Thailand) Co., Ltd.(2)	Ayutthaya, Thailand	Small precision motors	Manufacturing equipment for small precision DC motors	6,754	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Zhejiang) Co., Ltd.	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipment for small precision DC motors	1,161	-	(1)	Start: Apr., 2004 Completion: Mar, 2006	-
Nidec Philippines Corporation (2)	Laguna, Philippines	Small precision motors	Manufacturing equipment for small precision DC motors	7,937	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Dalian) Co., Ltd.(2)	Dalian, Liaoning, China	Small precision motors	Manufacturing equipment for small precision DC motors and small precision FAN motors	1,890	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Shibaura Corporation (2)	Obama, Fukui, Japan	Small precision motors and mid-size motors	Manufacturing equipment for small precision motors and mid-size motors	4,488	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Powermoter Corporation (2)	Iizuka, Fukuoka, Japan	Mid-size motors	Manufacturing equipment for mid-size motors	741	-	(1)	Start: Apr., 2004 Completion: Mar, 2005	-
Nidec Tosok Corporation (2)	Zama, Kanagawa, Japan	Small precision motors, machinery and others	Construction of new head office and equipment	5,946	1,148	(1)	Start: Feb., 2003 Completion: Mar., 2005	-
Nidec-Shimpo Corporation (2)	Nagaokakyo, Kyoto, Japan	Machinery	Manufacturing equipment for power transmission equipment	1,898	-	(1)	Start: Apr., 2004 Completion: Mar., 2005	-
Sankyo Seiki Mfg. Co., Ltd. (2)	Suwa, Nagano, Japan	Small precision motors, machinery and others	Manufacturing equipment and R&D equipment	6,260	-	(1)	Start: Apr., 2004 Completion: Mar., 2006	-
Nidec System Engineering (Zhejiang) Corporation	Pinghu, Zhejiang, China	Machinery and others	Machine tools and measuring machines	450	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
NTN-Nidec (Zhejiang) Corporation	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipment	1,974	-	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Note 1. Part of the funds received by the Company from this public offering of new shares and third party capital increase are expected to be used.
Note 2. In each case the plans of consolidated subsidiaries are included.

1 [Reason for Submission of an Amended Registration Statement to the Securities Registration Statement]

Of the matters set forth in the Securities Registration Statement submitted on May 28, 2004, necessary matters relating to the issuance of new shares and offering were decided on June 9, 2004. Pursuant to these decisions, we have submitted an amended Registration Statement to the Securities Registration Statement in order to reflect these additional matters.

2 [Matters Amended]

Part 1 Securities Information

Section 1 Offering Memorandum

1 New Shares to be Issued

2 Method and Conditions of Share Offering

(1) Method of Offering

(2) Conditions of Offering

4 Use of the Proceeds from the New Share Issue

(1) Amount of Proceeds from the New Share Issue

(2) Use of the Proceeds from the New Share Issue

 [Cover Page]

[Type of document submitted]	Amendment to securities registration statement
[Submitted to]	Director, Kanto Local Finance Bureau
[Date of submission]	June 9, 2004
[Company name]	NIDEC CORPORATION
[Name and title of the legal representative]	Shigenobu Nagamori,
President, CEO & Representative Director
[Headquarters address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi
General Accounting Manager
[Nearest contact address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manager
[Type of securities to be offered (sold) subject to registration]	Stock
[Value of securities to be offered (sold)]	Public offering: ¥53,523,500,000
Sale of over-allotment shares: ¥8,280,750,000

Note The offering amount is the total amount of the issue value and represents an estimate based on the market value at the time of submission of the securities registration statement.

However, in the offering method at this time, since the underwriter purchases the shares at issue value and places them for public offering at a value (issue price) different from the issue value, the total amount of the issue value of the public offering (¥55,205,000,000) is different from the aforementioned value.

[Items regarding stabilization operation]

1 1. Upon offering and sale at this time, a stabilization operation as stated in Article 20, Paragraph 1 of the enforcement order of the Securities and Exchange Law may be performed, if necessary, depending on the market price trend of the shares being listed at this time by NIDEC CORPORATION (“the Company”).

2.2. In case of the afore-mentioned, the exchange securities market where the stabilization operation transaction will be performed are the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd. Of these, Osaka Securities Exchange Co., Ltd. will be the exchange securities market where the major stabilization operation transaction will take place.

[Locations where the statement is available for public inspection]	Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)
Osaka Securities Exchange Co., Ltd.
(1-6-10 Kitahama, Chuo-ku, Osaka)

Part 1 [Securities Information]

Section 1 [Offering Memorandum]

1 [New Shares to be Issued]

Type	Number of shares to be issued
Common stock	5,000,000 shares

(Notes) 1. Based on the Board of Directors meeting held on May 28, 2004 (Friday).

2. Upon this offering (“public offering”), apart from the public offering, and as a result of consideration of demand conditions, Mitsubishi Securities Co., Ltd., who is the main underwriter of this offering, borrows 750,000 shares of the Company's common stock from the Company’s shareholders, and sells such shares (“sale of over-allotment shares”) . “Sale of over-allotment shares” indicates the sale of additional securities on offer that is conducted apart from the planned amount for this public offering under the same conditions.

3. In addition to the public offering, on May 28, 2004 (Friday), at the Board of Directors meeting a resolution was passed for a third-party allotment of 750,000 shares of the Company’s common stock to Mitsubishi Securities Co., Ltd., as stated in Note 1 to Section 2, Item 1, “Sale memorandum (sale of over-allotment shares),” with the date of payment being July 15, 2004 (Thursday), and the securities registration statement, and the amended registration statement of said securities registration statement was submitted to the director of the Kanto Local Finance Bureau on May 28, 2004 (Friday) and on June 9, 2004 (Wednesday), respectively.

2 [Method and Conditions of Share Offering]

The underwriter underwrites the shares on a firm commitment basis at the issue value (¥ 10,704.70 per share) determined on June 9, 2004 (Wednesday), and the public offering is made at a value (issue price of ¥11,041 per share) that is different from the aforementioned issue value. The underwriter will pay the Company the total amount of the issue value on the due date for payment and the difference of this amount from the total amount of the issue price for the public offering will be retained by the underwriter. No fee will be paid for underwriting.

(1) [Method of offering]

Type	Number of shares to be issued	Total issue value (yen)	Total amount of capitalization (yen)
Allotment to shareholders	-	-	-
Allotment to other parties	-	-	-
Public offering	5,000,000 shares (Note 1)	53,523,500,000 (Note 2)	26,765,000,000
Total (total number of shares to be issued)	5,000,000 shares	53,523,500,000	26,765,000,000

 (Notes) 1. All shares will be offered through underwriting on a firm commitment basis by a securities company.

2. The total issue value is the total amount paid by the underwriter to underwrite the shares on a firm commitment basis.

(2) Conditions of offering

Issue price (yen)	Issue value (yen)	Amount to be included as capital	Subscription unit	Subscription period	Advances on subscription (yen)	Date of payment
11,041	10,704.70	5,353	100 shares	From June 10, 2004 (Thursday) Through June 14, 2004 (Monday)	11,041 per share	June 17, 2004 (Thursday) (Note 4)
Notes regarding subscription warrant	No relevant items

(Notes) 1. The public offering is made at the issue price.

2. The issue value represents the amount the Company receives from the underwriter as payment per new share.

3. As stated at the beginning of the aforementioned “2 - Method and Conditions of Share Offering,” the total of the difference between the issue price and the issue value will be retained by the underwriter.

4. The starting date for dividend accrual for the newly issued shares is April 1, 2004 (Thursday).

5. The method of subscription shall consist of submitting a stock subscription certificate along with the advance on subscription to the institution that is handling the subscription (named below) within the subscription period.

6. From the advance on subscription an amount that is equivalent to the amount of the issue value (¥10,704.70 per share) will be appropriated for payment for the newly issued shares on the date of payment.

7. The advance on subscription is not subject to interest.

8. The transfer date for the share certificates is June 18, 2004 (Friday). The share certificates are deposited with the Japan Securities Depository Center, Inc. and can be traded from the additional listing date (June 18, 2004 (Friday)). Those who have notified a securities company in advance of their intention to have share certificates issued will have the certificates issued through the securities company after the additional listing date.

 9. Those who deposit the share certificates with the Japan Securities Depository Center, Inc. do not have to transfer the stock.

(3)[Institutions Handling the Subscription]

The head office and nationwide branches of the securities company stated below under “3 - Underwriting of Shares” will handle the subscription

(4) [Institutions Handling Payment]

Name of bank	Address
The Bank of Tokyo-Mitsubishi, Ltd. Kyoto Branch	159-1, Doujishacho Karasuma-Nishiiru Ayanokojidori Shimogyo-ku Kyoto
The Bank of Kyoto, Ltd. Head Office	700, Yakushimae-cho, Karasuma-dori, Matsubara-Agaru, Shimogyo-ku, Kyoto
The Shiga Bank, Ltd. Kyoto Branch	630, Suiginya-cho, Shijo, Sagaru, Karasuma-dori, Shimogyo-ku, Kyoto

 (Note) The above-mentioned payment handlers do not handle subscriptions.

3 [Underwriting of Shares]

Name of underwriter	Address	Number of shares to be underwritten	Underwriting conditions
Mitsubishi Securities Co., Ltd.	4-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo	3,500,000 shares

1. Underwriting on a firm commitment basis

2. The underwriter makes payment in the same amount as the issue value (¥10,704.70 per share) on June 17, 2004 (Thursday) to an institution handling payment.

3. No underwriting fees will be paid. Instead, an amount equal to the total of the difference (¥336.30 per share) between the issue value and the value of the public offering (issue price) will be retained by the underwriter.

UFJ Tsubasa Securities Co., Ltd.	1-3, Otemachi 1-chome,Chiyoda-ku, Tokyo	600,000
Shinko Securities Co., Ltd．	4-1, Yaesu 2-chome, Chuo-ku, Tokyo	500,000
OKASAN SECURITIES CO., LTD.	1-17-6 Nihonbashi, Chuo-ku, Tokyo	100,000
Tokai Tokyo Securities Co., Ltd.	7-1, Kyobashi 1-chome,Chuo-ku Tokyo	100,000
Mizuho Investors Securities Co.,Ltd.	13-16 Nihonbashi Kayaba-cho 1-chome, Chuo-ku, Tokyo	100,000
TOYO SECURITIES CO., LTD.	1-20-5 Nihonbashi, Chuo-ku, Tokyo	50,000
Marusan Securities Co., Ltd.	2-5-2，Nihonbashi， Chuo-ku, Tokyo	50,000
Total	-	5,000,000 shares	-

(Note) The Company signed an underwriting agreement with the above-mentioned securities companies on June 9, 2004 (Wednesday).

4 [Use of the Proceeds from the New Share Issue]

(1) [The amount of proceeds from the new share issue]

Total amount paid in (million yen)	Estimated expenses associated with the issue (million yen)	Estimated net proceeds (million yen)
53,523.50	287 (Note 1, 2)	53,236.50

(Notes) 1. The estimated amount of expenses associated with the issue does not include consumption tax, etc.

2. “Estimated amount of expenses associated with the issue” is the sum of expenses excluding underwriting fees because no underwriting fees will be paid.

(2)[Use of the proceeds from the new share issue]

Out of the estimated net proceeds of as much as 7,985.52 million yen, which equals the sum of the above-mentioned estimated net proceeds of 53,236.50 million yen plus estimated net proceeds of 61,222.02 million yen from the public offering resolved on the same day as the third-party allotment, 2,649 million yen will be appropriated for capital investment for the Company, 38,351million yen will be appropriated for capital investment for its group companies and the remainder will be appropriated for the repayment of loans.

The following are the funds plan for capital expenditures of the Company and its group companies as of Apr. 30, 2004.

Company name	Address	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commence- ment and expected completion	Added production capacity planned
Nidec Corporation	Kyoto, Japan	Small precision motors mid-size motors, Machinery and Others	Research facilities for small precision DC motors and mid-size motors	Total 2,696 Paid 47	Capital increase	Start: Oct., 2003 Completion: Mar., 2005	-
Nidec Electronics (Thailand) Co., Ltd.(2)	Ayutthaya, Thailand	Small precision motors	Manufacturing equipments for small precision DC motors	Total 6,754 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Zhejiang) Co., Ltd.	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments for small precision DC motors	Total 1,161 Paid -	(1)	Start: Apr., 2004 Completion: Mar, 2006	-
Nidec Philippines Corporation (2)	Laguna, Philippines	Small precision motors	Manufacturing equipments for small precision DC motors	Total 7,937 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Dalian) Co., Ltd.(2)	Dalian, China	Small precision motors	Manufacturing equipments for small precision DC motors and small precision FAN motors	Total 1,890 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Shibaura Corporation (2)	Obama, Fukui, Japan	Small precision motors and Mid-size motors	Manufacturing equipments for mid-size motors	Total 4,488 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Powermoter Corporation (2)	Iizuka, Fukuoka, Japan	Mid-size motors	Manufacturing equipments for mid-size motors	Total 741 Paid -	(1)	Start: Apr., 2004 Completion: Mar, 2005	-
Nidec Tosok Corporation (2)	Zama, Kanagawa, Japan	Small precision motors, Machinery and Others	Construction of new head office and equipments	Total 5,946 Paid 1,148	(1)	Start: Feb., 2003 Completion: Mar., 2005	-
Nidec- Shimpo Corporation (2)	Nagaokakyo, Kyoto, Japan	Machinery	Manufacturing equipments for power transmission equipments	Total 1,898 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2005	-
Sankyo Seiki Mfg. Co., Ltd.(2)	Suwa, Nagano, Japan	Small precision motors, Machinery and Others	Manufacturing equipments and research equipments	Total 6,260 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2006	-
Nidec System Engineering (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Machinery and Others	Machine tools and measuring machines	Total 450 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
NTN-Nidec (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments	Total 1,974 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-

(Notes) 1. All of the above-mentioned capital increase is part of the proceeds from this capital increase by public offering and third-party allotment of new shares at market price.

2. The investment plan above contains the amount projected by the companies Nidec's respective consolidated subsidiaries include in their scope of consolidation

Section 2 [Sale Memorandum]

1 [Securities to be Sold (Sale of Over-allotment Shares)]

[Stock to be sold]

Type	Number of shares to be offered	Total issue value (yen)	Address and name of the owner of the stock to be sold
Common stock	750,000 shares (Note)	8,280,750,000	4-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo Mitsubishi Securities Co., Ltd.

(Note)     Sale of over-allotment shares is, as a result of consideration of demand conditions, the sale of 750,000 shares of the Company’s common stock which Mitsubishi Securities Co., Ltd., the principal underwriter for this offering, borrows from the Company’s shareholders, apart from the public offering. The number of shares to be offered in the sale of over-allotment shares indicates the upper limit of the number of shares and may be decreased or the sale itself may be cancelled according to demand.

Upon the sale of over-allotment shares, to facilitate acquisition by Mitsubishi Securities Co., Ltd. of the shares necessary to return the borrowed shares from the aforementioned shareholders of the Company (“borrowed shares”), on May 28, 2004 (Friday), the Board of Directors of the Company passed a resolution for the issuance of 750,000 shares of the Company’s common stock in a third-party allotment to Mitsubishi Securities Co., Ltd. (“third-party allotment”) with the date of payment (“date of payment of the third-party allotment”) being July 15, 2004 (Thursday), and submitted the securities registration statement as well as the amended registration statement of said securities registration statement to the director of the Kanto Local Finance Bureau on May 28, 2004 (Friday) and on June 9, 2004 (Wednesday), respectively.

In addition, in returning the shares borrowed from the shareholders of the Company, Mitsubishi Securities Co., Ltd. may buy the Company’s common stock through the Osaka Securities Exchange Co., Ltd. (“syndicate cover transaction"), with the upper limit of shares being the same as the over-allotment shares (750,000 shares), from June 15, 2004 (Tuesday) through July 12, 2004 (Monday) (“syndicate cover transaction period”). All shares that Mitsubishi Securities Co., Ltd. obtains through the syndicate cover transaction will be used to return borrowed shares. During the syndicate cover transaction period, Mitsubishi Securities Co., Ltd., at its own discretion, may elect not to conduct any syndicate cover transaction or may terminate the transaction without the number of shares obtained having reached the level required for the sale of over-allotment shares (750,000 shares).

Furthermore, Mitsubishi Securities Co., Ltd. may carry out the stability operation transaction along with the public offering and sale of over-allotment shares, and all or part of the shares of the Company’s common stock acquired through such stability operation transaction may be allocated to the return of the borrowed shares.

Regarding the number of shares remaining after deducting the shares acquired in the stability operation transaction and syndicate cover transaction and used to return borrowed shares from the shares for sale of over-allotment shares (750,000 shares), Mitsubishi Securities Co., Ltd. is expected to accept the third-party allotment and acquire those shares. Therefore, the subscription may not take place for all or part of the issued shares and hence, due to forfeiture of rights, this may result in a decrease in the number of shares issued in the third-party allotment or may result in no shares being issued at all.

2 [Conditions of Sale (Sale of Over-allotment Shares)]

Sale price (yen)	Subscription period	Subscription unit	Advances on subscription	Institutions accepting subscriptions	Address and name of underwriter	Details of the underwriting agreement
11,041	From June 10, 2004 (Thursday) Through June 14, 2004 (Monday)	100 shares	¥11,041 per share	The headquarters and nationwide branch offices of Mitsubishi Securities Co., Ltd.	-	-

(Notes) 1. The transfer date for share certificates is June 18, 2004 (Friday).

The sale price, subscription period and advance on subscription are identical to were decided for the same reasons as given for the issue price, subscription period and advance on subscription, respectively, in “Section 1: Offer Memorandum, (2) Method and Conditions of Stock Offering.”

2. The method of subscription shall consist of making an application along with the advance on subscription, within the subscription period, to the institution that is handling the subscription.

3. The advance on subscription is not subject to interest.

4. The share certificates are deposited with the Japan Securities Depository Center, Inc., and can be traded from the delivery date. Those who have notified a securities company in advance of their intention to have the share certificates issued will have the certificates issued through the securities company following the transfer date.

5. Those who deposit the share certificates with the Japan Securities Depository Center, Inc. do not have to transfer the stock.

 [Cover Page]

[Type of document submitted]	Amendment to securities registration statement
[Submitted to]	Director, Kanto Local Finance Bureau
[Date of submission]	June 9, 2004
[Company name]	Nihon Densan Kabushiki Kaisha
[English name]	NIDEC CORPORATION
[Name and title of the legal representative]	Shigenobu Nagamori,
President, CEO & Representative Director
[Headquarters address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manage
[Nearest contact address]	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
[Telephone]	(075) 922-1111 (general number)
[Contact Person]	Hidetoshi Matsuhashi,
General Accounting Manager
[Type of securities to be offered (sold) subject to registration]	Stock
[Value of securities to be offered (sold)]	Allotment to other parties: ¥8,028,525,000
(Note) The offering amount is an estimate based on the market value at the time of submission of the securities registration statement.
[Items regarding stabilization operation]	No relevant items
[Locations where the statement is available for public inspection]	Tokyo Stock Exchange, Inc. (2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (1-6-10 Kitahama, Chuo-ku, Osaka)

Part 1 [Securities information]

Section 1 [Offering memorandum]

1 [New Shares to be Issued]

Type	Number of shares to be issued
Common Stock	750,000 shares (Note 2)

(Notes) 1. Based on the Board of Directors meeting held on May 28, 2004 (Friday).

2. This offering is an allocation of new shares to Mitsubishi Securities Co., Ltd in a third-party allotment (“third-party allotment”), in relation to the “sale of over-allotment shares” mentioned below. In addition to this third-party allotment, on May 28, 2004 (Friday), the Board of Directors of NIDEC CORPORATION (the “Company”) passed a resolution for the public offering of 5,000,000 shares (“public offering”). Upon the occasion of the public offering, as a result of consideration of demand conditions, Mitsubishi Securities Co., Ltd., who is the main underwriter of this offering, borrows 750,000 shares of the Company's common stock from the Company’s shareholders, and sells such shares (“sale of over-allotment shares”). This third-party allotment is conducted to facilitate acquisition by Mitsubishi Securities Co., Ltd. of the shares necessary to return the shares borrowed from the shareholders (“borrowed shares”) upon sale of the over-allotment shares. On May 28, 2004 (Friday), the Company submitted the Securities registration statement regarding the public offering and third-party allotment to the director of the Kanto Local Finance Bureau and also, on June 9, 2004 (Wednesday), submitted the amended registration statement of said securities registration statement.

In addition, in returning the shares borrowed from the shareholders of the Company, Mitsubishi Securities Co., Ltd. may buy the Company’s common stock on the Osaka Securities Exchange Co., Ltd. (“syndicate cover transaction), with the upper limit of shares being the same as the over-allotment shares (750,000 shares) from June 15, 2004 (Tuesday) through July 12, 2004 (Monday) (“syndicate cover transaction period”). All shares that Mitsubishi Securities Co., Ltd. obtains through the syndicate cover transaction will be used to return the borrowed shares. During the syndicate cover transaction period, Mitsubishi Securities Co., Ltd., at its own discretion, may elect not to conduct any syndicate cover transaction or may terminate the transaction without having obtained the number of shares required for the sale of over-allotment shares (750,000 shares).

Furthermore, Mitsubishi Securities Co., Ltd. may carry out the stability operation transaction along with the public offering and sale of over-allotment shares, and all or part of the shares of the Company’s common stock acquired through such stability operation transaction may be allocated to the return of the borrowed shares.

Regarding the number of shares remaining after deducting the shares acquired in the stability operation transaction and syndicate cover transaction and those used to return the borrowed shares from the shares for sale of over-allotment shares (750,000 shares), Mitsubishi Securities Co., Ltd. is expected to accept the third-party allotment and acquire those shares. Therefore, the subscription may not take place for all or part of the issued shares and hence, due to forfeiture of rights, this may result in a decrease in the number of shares issued in the third-party allotment or may result in no shares being issued at all.

2 [Method and Conditions of Share Offering]

(1) [Method of offering]

Type	Number of shares to be issued	Total issue value (yen)	Total amount of capitalization (yen)
Allotment to shareholders	-	-	-
Allotment to other parties	750,000 shares (Note 1)	8,028,525,000 (Note 2)	4,014,750,000 (Note 3)
Public offering	-	-	-
Total (total number of shares to be issued)	750,000 shares	8,028,525,000	4,014,750,000

(Notes) 1. As stated in (Note 2) of “1 - New Shares to be Issued” above, the number of shares issued may decrease or the issue itself may be cancelled.

2. The total amount of the issue value may decrease according to the decrease in the number of new shares described in “1 - New Shares to be Issued.”

3. The total amount to be capitalized may decrease according to the decrease in the number of new shares described in “1 - New Shares to be Issued.”

4. Based on the third-party allotment method. The following is the relationship, etc., between the Company and the party to which the shares are to be allotted.

Name of allottee	Mitsubishi Securities Co., Ltd.
Number of shares to be allotted	750,000 shares
Paid-in amount	¥8,028,525,000 (Note 1)
Description of Allotee	Address of headquarters	4-1 Marunouchi 2-Chome, Chiyoda-ku, Tokyo
Name of legal representative	Kane Koichi, President
Common stock	65,254 million yen
Business description	Securities business
Major shareholders

The Bank of Tokyo-Mitsubishi, Ltd.            52.31%

Toyota Motor Corp.                            5.90%

The Mitsubishi Trust and Banking Corporation  4.05%

Japan Trustee Services Bank, Ltd.              2.58%

The Master Trust of Japan, Ltd.                2.54%

Nippon Life Insurance Company                2.23%

Trust & Custody Services Bank, Ltd.            1.23%

Daido Life Insurance Company                 1.22%

UFJ Trust Bank Limited                       1.21%

State Street Bank and Trust Company 505025   1.09%

(Standing proxy: Kabutocho Settlement & Clearing Services Division, Mizuho Corporate Bank, Ltd.)

Relationship to the Company	Equity relationship	Number of shares of the allottee’s stock held by the Company	-
Number of shares of the Company’s stock held by the allotee	11,500 shares
Business relationship	The principal underwriter of the public offering
Personnel relationship	-
Notes regarding shareholdings	-

(Notes) 1. The paid-in amount may decrease according to the decrease in the number of new shares described in “1 - New Shares to be Issued.”

2. Equity relationship as of Sept. 30, 2003 (Tuesday).

 (2) [Conditions of offering]

Issue price (yen)	Amount to be capitalized	Subscription unit	Subscription period	Advances on subscription (yen)	Date of payment
10,704.70	5,353	100 shares	July 14, 2004 (Wednesday)	¥10,704.70 per share	July 15, 2004 (Thursday)
Note regarding subscription warrant			No relevant items

(Notes)

1. The starting date for dividend accrual for the newly issued shares is April 1, 2004 (Thursday).

2. In this third-party allotment, all the shares are allocated to Mitsubishi Securities Co., Ltd. and no shares will be made available for public offering.

3. Mitsubishi Securities Co., Ltd. will subscribe to the number of shares stated in (Note) 2 of “1 - New Shares to be Issued” and shares not subscribed will be forfeited.

4. The method of subscription shall comprise the submission of a stock subscription certificate along with the advance on the subscription to the institution that is handling the subscription (mentioned below) within the subscription period.

5. The advances on the subscription will be appropriated for payment for the newly issued shares on the date of payment.

6. The advances on the subscription are not subject to interest.

(3) [Institution Handling the Subscription]

 Same as the below-mentioned institution handling payment

(4) [Institution Handling Payment]

Name of institution	Address
The Bank of Tokyo-Mitsubishi, Ltd. Kyoto Branch	159-1, Doujishacho Karasuma-Nishiiru Ayanokojidori Shimogyo-ku Kyoto
The Bank of Kyoto, Ltd. Head Office	700, Yakushimae-cho, Karasuma-dori, Matsubara-Agaru, Shimogyo-ku, Kyoto
The Shiga Bank, Ltd. Kyoto Branch	630, Suiginya-cho, Shijo, Sagaru, Karasuma-dori, Shimogyo-ku, Kyoto

3 [Underwriting of Stock]

   No relevant items

4 [Use of the Proceeds from the New Share Issue]

(1) [Amount of proceeds from the new share issue]

Total paid-in amount (million yen)	Estimated expenses associated with the issue (million yen)	Estimated net proceeds (million yen)
8,028.52	43 (Note)	7,985.52

(Note) The estimate for expenses associated with the issue does not include consumption tax, etc.

(2) [Use of the proceeds from the new share issue]

Out of the estimated net proceeds of as much as 7,985.52 million yen, which equals the sum of the above-mentioned estimated net proceeds of 53,236.50 million yen plus estimated net proceeds of 61,222.02 million yen from the public offering resolved on the same day as the third-party allotment, 2,649 million yen will be appropriated for capital investment for the Company, 38,351million yen will be appropriated for capital investment for its group companies and the remainder will be appropriated for the repayment of loans.

The following are the funds plan for capital expenditures of the Company and its group companies as of Apr. 30, 2004.

Company name	Address	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commence- ment and expected completion	Added production capacity planned
Nidec Corporation	Kyoto, Japan	Small precision motors mid-size motors, Machinery and Others	Research facilities for small precision DC motors and mid-size motors	Total 2,696 Paid 47	Capital increase	Start: Oct., 2003 Completion: Mar., 2005	-
Nidec Electronics (Thailand) Co., Ltd.(2)	Ayutthaya, Thailand	Small precision motors	Manufacturing equipments for small precision DC motors	Total 6,754 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Zhejiang) Co., Ltd.	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments for small precision DC motors	Total 1,161 Paid -	(1)	Start: Apr., 2004 Completion: Mar, 2006	-
Nidec Philippines Corporation (2)	Laguna, Philippines	Small precision motors	Manufacturing equipments for small precision DC motors	Total 7,937 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Dalian) Co., Ltd.(2)	Dalian, China	Small precision motors	Manufacturing equipments for small precision DC motors and small precision FAN motors	Total 1,890 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Shibaura Corporation (2)	Obama, Fukui, Japan	Small precision motors and Mid-size motors	Manufacturing equipments for mid-size motors	Total 4,488 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Powermoter Corporation (2)	Iizuka, Fukuoka, Japan	Mid-size motors	Manufacturing equipments for mid-size motors	Total 741 Paid -	(1)	Start: Apr., 2004 Completion: Mar, 2005	-
Nidec Tosok Corporation (2)	Zama, Kanagawa, Japan	Small precision motors, Machinery and Others	Construction of new head office and equipments	Total 5,946 Paid 1,148	(1)	Start: Feb., 2003 Completion: Mar., 2005	-
Nidec- Shimpo Corporation (2)	Nagaokakyo, Kyoto, Japan	Machinery	Manufacturing equipments for power transmission equipments	Total 1,898 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2005	-
Sankyo Seiki Mfg. Co., Ltd.(2)	Suwa, Nagano, Japan	Small precision motors, Machinery and Others	Manufacturing equipments and research equipments	Total 6,260 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2006	-
Nidec System Engineering (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Machinery and Others	Machine tools and measuring machines	Total 450 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-
NTN-Nidec (Zhejiang) Corporaion	Pinghu, Zhejiang, China	Small precision motors	Manufacturing equipments	Total 1,974 Paid -	(1)	Start: Apr., 2004 Completion: Mar., 2007	-

(Notes) 1. All of the above-mentioned capital increase is part of the proceeds from this capital increase by public offering and third-party allotment of new shares at market price.

2. The investment plan above contains the amount projected by the companies Nidec's respective consolidated subsidiaries include in their scope of consolidation

Section 2 [Sale Memorandum]

          No relevant items

Section 3 [Other Items]

          No relevant items

Part 2. [Reference information]

Section 1 [Reference information]

Please refer to the documents listed below regarding the items stated under Article 5, Paragraph 1, Item 2 of the Securities and Exchange Law, such as the condition of the company, business conditions, etc. The following documents have been disclosed via the Electronic Disclosure for Investors’ NETwork (EDINET) system in accordance with the disclosure stipulations under Article 27-30-2 of the Securities and Exchange Law.

1.  Financial report and accompanying documents

Business year: 30th (from April 1, 2002 to March 31, 2003)

Submitted to the Director, Kanto Local Finance Bureau on June 26, 2003

2.  Half-year report

Business year: Interim, 31st (from April 1, 2003 to September 30, 2003)

Submitted to the Director, Kanto Local Finance Bureau on December 19, 2003

3.  Provisional report

A provisional report was submitted to the Director, Kanto Local Finance Bureau on September 30, 2003 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 1 and Article 19, Paragraph 2, Item 1 of the Cabinet Order related to the disclosure of business contents, etc, following the submission of the financial report (1) and prior to the submission of this document (May 28, 2004). In addition, a provisional report was submitted to the Director, Kanto Local Finance Bureau on February 2, 2004 in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law and also in accordance with Article 19, Paragraph 2, Item 3 of the Cabinet Order related to the disclosure of business contents, etc.

4.  Reissued report

Reissued reports (of the aforementioned provisional report submitted to the Director, Kanto Local Finance Bureau on September 30, 2003) were submitted to the Director, Kanto Local Finance Bureau on October 1, 2003 and October 7, 2003 respectively in accordance with Article 24 – 5, Paragraph 5 of the Securities and Exchange Law.

Section 2  [Locations where the reference documents are available for public inspection]

NIDEC CORPORATION Head Office

(338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto)

Tokyo Stock Exchange, Inc.

(2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(1-6-10 Kitahama, Chuo-ku, Osaka)

Part 3 [Information regarding companies for which the submitting company acts as guarantor, etc.]

No relevant items

Part 4 [Extraordinary Items]

Section 1 [Recent financial statements or financial documents of companies under guaranty and interlocking subsidiaries]

No relevant items

Documentation of compliance with the usage-eligibility requirements under the “Reference Method”

Nidec Corporation Chairman, President and CEO Shigenobu Nagamori

1. We have continuously submitted annual reports.

2. Our shares are listed on the Osaka Securities Exchange and the Tokyo Stock Exchange.

3. Average aggregate market value of the outstanding shares over three years is at least 25 million yen.

Average aggregate market value of the outstanding shares over three years is ¥572.78 million

(Reference)

Aggregate market value as of April 30, 2004

The closing price on the Osaka Securities Exchange ¥11,910 x outstanding shares 65,018

= ¥774.36 million

Aggregate market value as of April 30, 2003

The closing price on the Osaka Securities Exchange ¥6,290 x outstanding shares 63,574

= ¥399.88 million

Aggregate market value as of April 30, 2002

The closing price on the Osaka Securities Exchange ¥8,560 x outstanding shares 63,564

= ¥544.1 million